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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

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                            SCHEDULE 14D-1
                  Tender Offer Statement Pursuant to
        Section 14(d)(1) of the Securities Exchange Act of 1934
                          (Amendment No. 5*)

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                    Helene Curtis Industries, Inc.
                       (Name of Subject Company)


                   Conopco Acquisition Company, Inc.
                             Conopco, Inc.
                             Unilever N.V.
                               (Bidders)

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                Common Stock, Par Value $.50 Per Share
                    (Title of Class of Securities)


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                               423236108
                 (CUSIP Number of Class of Securities)


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                        Ronald M. Soiefer, Esq.
                            Vice President
                             Conopco, Inc.
                            390 Park Avenue
                       New York, New York 10022
                            (212) 888-1260
     (Name, Address and Telephone Number of Persons Authorized to
       Receive Notices and Communications on Behalf of Bidders)

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                               Copy to:
                         Allen Finkelson, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                       New York, New York 10019
                            (212) 474-1000


         * Constituting the final amendment to Schedule 14D-1

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          Conopco Acquisition Company, Inc., Conopco, Inc. and
Unilever N.V. hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on February 20, 1996, as amended by Amendments No. 1-4, with respect to their offer to purchase all outstanding shares of Common Stock, par value $.50 per share, of Helene Curtis Industries, Inc., a Delaware corporation (the "Company"), as set forth in this Amendment No. 5. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.


          Item 6.  Interest in Securities of the Subject Company.

          On March 19, 1996, the Purchaser accepted for payment a total of 7,259,956 Shares.


          Item 10.  Additional Information.

          The Offer terminated at 12:00 midnight, New York City time, on Monday, March 18, 1996.


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                               SIGNATURE



          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 26, 1996


                              CONOPCO ACQUISITION COMPANY,
                              INC.,


                              By  /s/ Thomas J. Hoolihan
                                  ---------------------------
                                  Name:  Thomas J. Hoolihan
                                  Title:  Secretary


                              CONOPCO, INC.,


                              By  /s/ Thomas J. Hoolihan
                                  ---------------------------
                                  Name:  Thomas J. Hoolihan
                                  Title:  Secretary


                              UNILEVER N.V.,


                              By  /s/ Stephen G. Williams
                                  ---------------------------
                                  Name:  Stephen G. Williams
                                  Title:  Secretary